Carter R. Montgomery

4627 Fairfax Avenue

Dallas, Texas 75209

Confidential

January 17, 2013

G. Thomas Graves III, Chairman

Central Energy GP LLC

4809 Cole Avenue

Suite 108

Dallas, Texas 75205

Re:	Board of Directors

Dear Mr. Graves:

With the management of Central Energy GP LLC (the “Company”) passing to the very capable hands of you and Jack, and the need for me to pursue other business opportunities, I believe it is in the best interest of the Company and Central Energy Partners LP (the “Partnership”) for me to resign my position as a member of the Board of Directors of the Company (the “Board”). Therefore, I am tendering my resignation as a member of the Board upon acceptance of this resignation by the Board.

I realize that I have the right to appoint another person to serve on the Board pursuant to the terms of the Third Amended and Restated Limited Liability Company Agreement. At this time, I will forego my right to make such an appointment. I do reserve the right to appoint another person to the Board at a future date.

I have enjoyed my experience serving on the Board. As an ongoing interest holder in the Company, I look forward to supporting you and each member of the Board in any way you feel appropriate and am excited about the future of the Company and the Partnership.

With warmest regards,

/s/ Carter R. Montgomery

Carter R. Montgomery